FOIA confidential treatment requested by EP Energy Corporation and EP Energy LLC
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

November 3, 2017
Mr. Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: EP Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2016
Filed March 3, 2017
File No. 1-36253
EP Energy LLC
Form 10-K for the Fiscal Year ended December 31, 2016
Filed March 3, 2017
Response letter dated October 6, 2017
File No. 333-183815

Dear Mr. Skinner:
We received your letter dated October 20, 2017, commenting on the above referenced documents. Below are the comments contained in your letter followed by our responses:
Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), EP Energy Corporation and EP Energy LLC (together, the “Companies”) request confidential treatment for portions of their responses to Staff comment 1. Specifically, the Companies request that the portions of this response marked by bracketed asterisks (“[***]” or “[*]”), in place of which confidential information has been included in the unredacted version of this letter that was delivered under separate cover to the Staff, be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Companies have delivered an unredacted version of this letter separately to the Staff, which included the confidential information omitted from this letter. If the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Companies respectfully request that we be notified immediately of such request so that we may further substantiate this request for confidential treatment under Rule 83. Please address any notification of a request for access to such information to me by telephone at (713) 997-3707 with a copy by mail to my attention at 1001 Louisiana Street, Houston, TX 77002, and to Jace Locke, Director of Legal and Human Resources, by telephone at (713) 997-7585 and by facsimile at (713) 997-4099.

FOIA confidential treatment requested by EP Energy Corporation and EP Energy LLC
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

EP Energy Corporation
Business, page 1
Oil and Natural Gas Properties, page 4
Proved Undeveloped Reserves, page 5

1.
Prior comment number three requested certain PUD roll-forward information for the years ended December 31, 2015 and December 31, 2016. However, your response appears to provide information for the year ended December 31, 2016 only. Please provide corresponding information for the year ended December 31, 2015.

Response
Below is a table with a roll-forward of our PUD reserves for the year ended December 31, 2015 by year initially recorded.

	(1)PUD Reserves, MMBoe
	Total	2012	2013	2014	2015
Balance as of December 31, 2014	384.1	[*]	[*]	[*]	[*]
Purchase of minerals in place	6.1	[*]	[*]	[*]	[*]
Extensions and discoveries	58.4	[*]	[*]	[*]	[*]
Revisions due to prices	(3.3)	[*]	[*]	[*]	[*]
Transfers to proved developed	(54.7)	[*]	[*]	[*]	[*]
Revisions other than prices	(101.2)	[*]	[*]	[*]	[*]
Balance as of December 31, 2015	289.4	[*]	[*]	[*]	[*]

Revisions other than prices include:

•	[*]

•	[*]

FOIA confidential treatment requested by EP Energy Corporation and EP Energy LLC
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40
Liquidity and Capital Resources, page 50

2.
We note your response to prior comment number 8 and your intention to evaluate your overall hedge price disclosure in light of forward prices. For any disclosure based on forward prices, please include equally prominent disclosure that clearly explains the terms and potential operation of the underlying hedging instruments for the entire range of prices over which the impact of the hedges would change.

Response
Beginning with our Form 10-Q for the quarter ended September 30, 2017, we will include equally prominent disclosure to explain the terms and potential operation of the underlying hedging instruments for the entire range of prices over which the impact of the hedges would change.

Should you have any further questions regarding this letter, please contact me at (713) 997-3707.

Sincerely,

/s/ Francis C. Olmsted III

Francis C. Olmsted III

Vice President and Chief Accounting Officer